Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670 khelming@aercap.com Peter Wortel Investor Relations +31 20 655 9658 pwortel@aercap.com For Media: Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616 foberdieck@aercap.com

AerCap Holdings N.V. Reports Third Quarter 2012 Financial Results

Adjusted net income for the third quarter of 2012 was $62.2 million and adjusted earnings per share was $0.48.

Amsterdam, Netherlands; November 7, 2012 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

•                  Third quarter 2012 reported net income was $57.9 million, compared with a $7.1 million loss for the same period in 2011. Third quarter 2011 included a $53.5 million one-time charge relating to discontinued operations. Third quarter 2012 reported basic and diluted earnings per share was $0.45, compared with a reported basic and diluted loss per share of $0.05 for the same period in 2011.

•                  Third quarter 2012 adjusted net income was $62.2 million, compared with third quarter 2011 adjusted net income of $75.6 million. Third quarter 2012 adjusted earnings per share was $0.48, compared with $0.51 for the same period in 2011. The decrease in adjusted net income and adjusted earnings per share was primarily the result of increased default and restructuring related costs and a lower gain on the sale of aircraft.

•                  Net interest margin earned on lease assets, or net spread, was $176.5 million in the third quarter of 2012 compared with $182.3 million for the same period in 2011. Net interest margin as a percentage of average lease assets was 8.77% for third quarter 2012 as compared to 9.17% for third quarter 2011. The decrease in net interest margin is driven primarily by the higher interest cost relating to the increase in the amount of long-term fixed rate funding plus the impact from defaults mentioned above.

•                  Total assets were $9.1 billion at September 30, 2012, a decrease of 4% over total assets of $9.6 billion at September 30, 2011. The net decrease is primarily attributable to the sale of AeroTurbine, which was partially offset by new aircraft deliveries.

•                  Debt to equity ratio was 2.8 to 1 at September 30, 2012, unchanged from the September 30, 2011 period.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2012 are $1,101 million, of which $743 million closed in the first nine months of 2012. The total amount of aircraft acquisitions in the third quarter 2012 was $225 million.

•                  Repurchases of 12.9 million shares were completed in third quarter 2012 with a total cost of $154.7 million (average price per share of $11.99). Repurchases of 18.5 million shares were completed in the first nine months of 2012 with a total cost of $217.4 million (average price per share of $11.75). The book value per share at September 30, 2012 was $18.25.

•                  The total amount of financing transactions closed in the third quarter 2012 was $210 million. The total amount of financing transactions completed in the first nine months was $860 million.

Aengus Kelly, CEO of AerCap, commented: “During the third quarter we remained focused on executing our operating strategy. In that regard, we maintained a fleet wide utilization rate of 98%, and continued our efforts to optimize the fleet through the acquisition of next generation aircraft along with the disposal of certain older aircraft. Related to aircraft acquisitions, we raised over $210 million of long term debt to finance deliveries. Finally, due to our robust liquidity position, we took advantage of a unique opportunity during the quarter to acquire 12.9 million of our shares at an average price of $11.99. This repurchase coupled with the repurchases completed earlier this year demonstrate our commitment and focus to enhance shareholder value.”

AerCap’s CFO, Keith Helming, added: “Given the ongoing volatility in the global markets, we are pleased with the financial results reported today. We continue our concerted efforts to optimize our aircraft portfolio with an average age of 5.8 years, which is among the youngest in the aircraft leasing sector. In addition, our liquidity profile remains strong which positions us further to execute on additional investment opportunities.”

Net Income

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended September 30,			Nine months ended September 30,
	2012	2011	% increase/ (decrease)	2012	2011	% increase/ (decrease)

Net income	$57.9	$(7.1)	915%	$152.5	$95.8	59%
Plus: mark-to-market of interest rate caps, net of tax	2.7	27.6	(90)%	12.5	47.9	(74)%
share-based compensation, net of tax	1.6	1.6	0%	4.6	4.1	12%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	62.2	22.1	181%	169.6	147.8	15%
Plus: buy-out of the Genesis portfolio servicing rights, net of tax	—	—	0%	—	21.4	(100)%
loss on discontinued operations	—	53.5	(100)%	—	54.1	(100)%
non-recurring charges to interest expense from the early repayment of secured loans, net of tax	—	—	100%	20.9	—	100%
Adjusted net income	62.2	75.6	(18)%	190.5	223.3	(15)%

The decrease in adjusted net income, in the third quarter of 2012 compared with the third quarter of 2011, was mainly the result of increased default and restructuring related costs.

and a lower gain on the sale of aircraft.

Revenue and Net Spread

	Three months ended September 30,			Nine months ended September 30,
	2012	2011	% increase/ (decrease)	2012	2011	% increase/ (decrease)

Lease revenue:
Basic lease rents	$239.5	$238.6	0%	$709.6	$714.1	(1)%
Maintenance rents and other receipts	24.1	27.0	(11)%	54.2	73.3	(26)%
Lease revenue	263.6	265.6	(1)%	763.8	787.4	(3)%
Net gain on sale of assets	0.6	4.0	(85)%	1.0	9.2	(89)%
Management fees and interest income	4.1	5.3	(23)%	13.7	16.7	(18)%
Other revenue	1.2	1.4	(14)%	1.8	4.2	(57)%
Total revenue	$269.5	$276.3	(2)%	$780.3	$817.5	(5)%

Basic lease rents were $239.5 million for the third quarter of 2012, compared to $238.6 for the same period in 2011. Our average lease assets increased by 1% to $8.1 billion compared with the third quarter of 2011.

Basic rents, maintenance rents and other receipts, or total lease revenue, for the third quarter of 2012 was $263.6 million, compared to $265.6 million for the same period in 2011, a decrease of 1%. The decrease is driven by the impact from defaults and restructurings previously mentioned.

Net gain on sale of aircraft for the third quarter of 2012 was $0.6 million, compared to $4.0 million for the same period in 2011. During the third quarter of 2012 we sold one A330 aircraft and one A320 aircraft.

	Three months ended September 30,				Nine months ended September 30,
	2012		2011	% increase/ (decrease)	2012	2011	% increase/ (decrease)

Basic lease rents	$239.5		$238.6	0%	$709.6	$714.1	(1)%

Interest on debt	66.1	(a)	88.1	(25)%	223.7	229.7	(3)%
Plus: mark-to-market of interest rate caps	(3.1)		(31.8)	(90)%	(14.4)	(55.4)	(74)%
non-recurring charges to interest expense from repayment of secured loans	—		—	100%	(23.9)	—	100%
Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from the early repayment of secured loans	63.0		56.3	12%	185.4	174.3	6%

Net interest margin, or net spread	$176.5		$182.3	(3)%	$524.2	$539.8	(3)%

(a)         Interest on debt for the quarter ended September 30, 2012 includes $6.8 million of amortization of debt issuance costs.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps was $63.0 million in the third quarter of 2012, a 12% increase compared with the third quarter of 2011. The increase was driven primarily by an increase in the amount of long-term, fixed rate funding.  Net spread in the third quarter of 2012 decreased 3% compared with the same period in 2011.

Selling, General and Administrative Expenses

	Three months ended September 30,			Nine months ended September 30,
	2012	2011	% increase/ (decrease)	2012	2011		% increase/ (decrease)

Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	$—	$11.4	(100)%	$(3.0)	$3.9		(177)%
Share-based compensation expenses	1.8	1.8	0%	5.2	4.7		11%
Other selling, general and administrative expenses	20.5	18.8	9%	58.1	89.7	(a)	(35)%
Total selling, general and administrative expenses	$22.3	$32.0	(30)%	$60.3	$98.3		(39)%

(a)         Other selling, general and administrative expenses for the nine months ended September 30, 2011 includes $24.5 million one-time charge relating to the buy-out of the Genesis portfolio servicing rights.

Effective Tax Rate

AerCap’s blended effective tax rate during the first nine months of 2012 was 5.5%. The blended effective tax rate in 2011 was 6.7%.

Financial Position

	September 30, 2012	September 30, 2011	% increase/ (decrease) over September 30, 2011

Total cash (incl. restricted)	$620.0	$485.0	28%
Flight equipment held for lease	8,045.7	7,936.0	1%
Total assets	9,133.8	9,553.4	(4)%
Debt	6,131.2	6,200.7	(1)%
Total liabilities	6,915.8	7,308.5	(5)%
Total equity	2,218.1	2,244.9	(1)%

Debt/equity ratio	2.8	2.8	0%

As of September 30, 2012, AerCap’s portfolio consisted of 337 aircraft that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation to net income for the three- and nine-month periods ended September 30, 2012 and 2011:

	Three months ended September 30,				Nine months ended September 30,
	2012	2011		% increase/ (decrease)	2012		2011		% increase/ (decrease)

Net income	$57.9	$(7.1)		915%	$152.5		$95.8		59%
Plus: mark-to-market of interest rate caps, net of tax	2.7	27.6		(90)%	12.5		47.9		(74)%
share-based compensation, net of tax	1.6	1.6		0%	4.6		4.1		12%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	62.2	22.1	(a)	181%	169.6	(b)	147.8	(c)	15%

(a)         Third quarter 2011 adjusted net income of $75.6 million also excludes the one-time charges relating to the sale of AeroTurbine of $53.5 million, net of tax.

(b)         Adjusted net income of $190.5 million for the nine months ended September 30, 2012 also excludes the non-recurring charges to interest expense from the early repayment of secured loans of $20.9 million, net of tax.

(c)          Adjusted net income of $223.3 million for the nine months ended September 30, 2011 also excludes the one-time charge relating to the buy-out of the Genesis portfolio servicing rights of $21.4 million, net of tax and the one-time charges relating to the sale of AeroTurbine of $54.1 million, net of tax.

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Wednesday, November 7, 2012 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-480-629-9835 or (International) +31-20-794-8504 and referencing code 4567280 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Wednesday, November 7, 2012, at 12:30 pm Eastern Time at The New York Palace (the Garrison Room), 455 Madison Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q312

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	September 30, 2012	December 31, 2011	September 30, 2011

Assets
Cash and cash equivalents	$309,654	$411,081	$274,337
Restricted cash	310,309	237,325	210,631
Trade receivables, net of provisions	12,657	16,063	13,353
Flight equipment held for operating leases, net	8,045,708	7,895,874	7,936,045
Net investment in direct finance leases	22,426	25,094	26,193
Notes receivables, net of provisions	9,105	5,200	7,073
Prepayments on flight equipment	50,723	95,619	81,524
Investments	90,602	84,079	81,686
Intangibles	20,950	29,677	34,232
Inventory	6,506	13,953	16,470
Derivative assets	10,176	21,050	24,165
Deferred income taxes	83,678	91,258	101,235
Other assets	161,320	181,359	184,597
Disposal group assets (AeroTurbine)	—	—	561,843
Total Assets	$9,133,814	$9,107,632	$9,553,384

Liabilities and Equity

Accounts payable	$406	$4,142	$5,931
Accrued expenses and other liabilities	92,315	74,458	73,027
Accrued maintenance liability	525,702	452,582	427,989
Lessee deposit liability	101,999	102,844	100,783
Debt	6,131,199 *	6,111,165	6,200,711
Accrual for onerous contracts	—	3,971	6,209
Deferred revenue	47,249	47,994	48,440
Derivative liabilities	16,885	27,159	36,459
Disposal group liabilities (AeroTurbine)	—	—	408,917
Total liabilities	6,915,755	6,824,315	7,308,466

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 121,507,414 ordinary shares issued and outstanding)	1,278	1,570	1,570
Additional paid-in capital	1,029,593	1,340,205	1,338,736
Treasury stock (105,379 ordinary shares)	(1,300)	(100,000)	(60,632)
Accumulated other comprehensive income loss	(10,927)	(8,513)	(8,351)
Accumulated retained earnings	1,196,476	1,043,974	967,586
Total AerCap Holdings N.V. shareholders’ equity	2,215,120	2,277,236	2,238,909
Non-controlling interest	2,939	6,081	6,009
Total Equity	2,218,059	2,283,317	2,244,918

Total Liabilities and Equity	$9,133,814	$9,107,632	$9,553,384

* Includes $64.3 million of subordinated debt received from our joint venture partners

	September 30, 2012	December 31, 2011	September 30, 2011
Supplemental information
Debt/equity ratio	2.8	2.7	2.8
Debt/equity ratio (adjusted for subordinated debt)	2.7	2.6	2.7

AerCap Holdings N.V.

Unaudited Consolidated Income Statements

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Revenues
Lease revenue	$263,570	$265,562	$763,751	$787,339
Net gain on sale of assets	601	3,976	1,035	9,159
Management fee revenue	3,692	4,637	12,396	14,874
Interest revenue	405	668	1,351	1,849
Other revenue	1,250	1,438	1,764	4,249
Total Revenues	269,518	276,281	780,297	817,470

Expenses
Depreciation	93,364	90,135	275,479	271,378
Asset impairment	7,399	3,834	7,399	11,583
Interest on debt	66,097	88,074	223,718	229,691
Operating lease-in costs	1,592	3,017	4,494	9,057
Leasing expenses	23,314	13,478	59,657	43,258
Provision for doubtful accounts	—	—	—	2,311
Selling, general and administrative expenses	22,284	32,018	60,330	98,265
Total Expenses	214,050	230,556	631,077	665,543

Income from continuing operations before income taxes and income of investments accounted for under the equity method	55,468	45,725	149,220	151,927

Provision for income taxes	(732)	(2,532)	(8,229)	(10,086)
Net income of investments accounted for under the equity method	1,907	3,340	8,369	8,511

Net Income from continuing operations	56,643	46,533	149,360	150,352

Loss from discontinued operations, net of tax (AeroTurbine)	—	(53,481)	—	(54,063)

Net income (loss)	56,643	(6,948)	149,360	96,289

Net loss (income) attributable to non-controlling interest	1,268	(147)	3,142	(453)

Net Income (loss) attributable to AerCap Holdings N.V	$57,911	$(7,095)	$152,502	$95,836

Total earnings (loss) per share, basic and diluted	$0.45	$(0.05)	$1.12	$0.64

Weighted average shares outstanding, basic and diluted	128,369,027	147,430,663	135,635,274	148,618,178

Certain reclassifications have been made to prior years Unaudited Consolidated Income Statements to reflect the current year presentation.

AerCap Holdings N.V.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net income (loss)	$56,643	$(6,948)	$149,360	$96,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	93,364	97,846	275,479	295,023
Asset impairment	7,399	7,752	7,399	20,485
Amortization of debt issuance costs	6,765	8,417	44,306	25,965
Amortization of intangibles	2,875	4,109	8,727	13,937
Provision for doubtful accounts	—	(215)	—	3,819
Capitalised interest on pre-delivery payments	(244)	(322)	(864)	(374)
Net gain on sale of assets	(601)	(3,976)	(1,035)	(12,814)
Loss on discontinued operations (AeroTurbine)	—	53,481	—	54,063
Mark-to-market of non-hedged derivatives	(972)	33,589	2,461	28,524
Deferred taxes	1,926	2,469	7,925	12,574
Share-based compensation	1,813	465	5,210	4,767
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(6,294)	1,086	(499)	(14,573)
Inventories	661	(20,496)	7,447	(20,617)
Other assets and derivative assets	2,514	(7,466)	(3,284)	(40,887)
Other liabilities	19,034	30,817	9,545	(20,514)
Deferred revenue	2,469	1,769	(745)	(8,843)
Net cash provided by operating activities	187,352	202,377	511,432	436,824

Purchase of flight equipment	(193,556)	(184,823)	(678,231)	(683,209)
Proceeds from sale/disposal of assets	107,666	56,477	328,321	115,828
Prepayments on flight equipment	(11,225)	(17,292)	(29,067)	(33,283)
Purchase of investments	—	—	—	(2,500)
Movement in restricted cash	(19,474)	(19,695)	(72,984)	10,863
Net cash used in investing activities	(116,589)	(165,333)	(451,961)	(592,301)

Issuance of debt	108,163	348,746	931,832	1,482,989
Repayment of debt	(202,056)	(360,652)	(912,113)	(1,347,805)
Debt issuance costs paid	(4,169)	(5,440)	(28,457)	(30,052)
Maintenance payments received	31,575	22,550	103,850	75,252
Maintenance payments returned	(13,412)	(10,243)	(36,752)	(43,979)
Security deposits received	3,195	1,351	15,033	14,035
Security deposits returned	(3,619)	(7,289)	(14,941)	(33,239)
Repurchase of shares	(154,695)	(59,183)	(217,414)	(60,632)
Net cash provided by (used in) financing activities	(235,018)	(70,160)	(158,962)	56,569

Net decrease in cash and cash equivalents	(164,255)	(33,116)	(99,491)	(98,908)
Effect of exchange rate changes	(342)	901	(1,936)	6,304
Less cash and cash equivalents of discontinued operations at end of period	—	(37,509)	—	(37,509)
Cash and cash equivalents at beginning of period	474,251	344,061	411,081	404,450
Cash and cash equivalents at end of period	$309,654	$274,337	$309,654	$274,337